UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated May 20, 2026.

Item 1

Results of the Millicom (Tigo) AGM held today

Luxembourg, May 20, 2026 – Millicom International Cellular S.A. (“Millicom”) held its Annual General Meeting (“AGM”) of shareholders today.

All of the AGM resolutions proposed by the Board of Directors were adopted by Millicom’s shareholders. The AGM set the number of directors at eight and re-elected María Teresa Arnal, Bruce Churchill, Blanca Treviño de Vega, Jules Niel, Pierre-Emmanuel Durand, Maxime Lombardini, Justine Dimovic, and Pierre Alain Allemand as Directors. Maxime Lombardini was re-elected as Chair of the Board of Directors.

All other resolutions set out in the convening notice for the AGM were also duly passed, including approval of:

(i) The annual accounts and the consolidated accounts for the year ended December 31, 2025.

(ii) The allocation of the results of the year ended December 31, 2025, to the unappropriated net profits to be carried forward; and a dividend distribution of USD 3 per share to be paid in four equal installments on or around July 15, 2026, October 15, 2026, January 15, 2027, and April 15, 2027. For more information regarding the dividend distribution, please refer to the convening notice published as Press release and available on the Millicom website.

(iii) The discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2025, for the performance of their mandates.

(iv) The re-election of KPMG as the external auditor of Millicom.

(v) The remuneration to the Board and external auditor.

(vii) The Share Repurchase Plan.

The minutes of the AGM will be published as soon as these are available on the Millicom website: https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Luca Pfeifer, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed over 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 69 million customers, with a fiber-cable footprint over 22 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 21, 2026